UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market April | 2020

Azul Engages Advisors to Increase Efficiency in Light of Covid-19

São Paulo, April 16, 2020 – Azul S.A. announces today the hiring of a team of advisors to increase efficiency in light of the Covid-19 crisis and to help lever Azul’s strength to prepare itself to the new economic environment following the end of the pandemic. The engagement of advisors is consistent with previously disclosed measures including the reduction of the Company’s network, salary cuts and the launch of a successful leave of absence program with adhesion of over 10,000 crewmembers, as well as the suspension of aircraft deliveries during 2020.

The Company selected Galeazzi & Associados, a leading corporate consulting firm, which has also provided advice in the past on Azul’s cargo business strategy. Galeazzi’s has worked with several renowned companies in Brazil including Itaú, Magazine Luiza, BRF, and Pão de Açúcar.

To support Azul’s fleet plan strategy and engage with aircraft manufacturers and lessors, the Company hired Plane View Partners, an aviation consultant. Law firms Pinheiro Neto and TWK will be responsible for commercial negotiations.

“Over the last 11 years we have created a sustainable long-term competitive advantage with our business model. Our focus now is to take the best of that competitive advantage and optimize it for the post COVID-19 world so that we can become even more efficient, flexible and in a better position to take advantage of future opportunities.  To help us with this process in a constructive and beneficial manner for Azul and its partners, we have hired a team of expert advisors. We entered this crisis as one of the best airlines in the world and our intention is to exit it even stronger. Together with our partners we will make history as we continue to build the best airline in the world”, said Alex Malfitani, Azul’s CFO.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 16, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer